

August 12, 2010

Doug Clark
President
Innovative Product Opportunities Inc.
730 Gana Court
Mississauga, Ontario
Canada L5S 1P1

> **Re:** **Innovative Product Opportunities Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 22, 2010**
> **File No. 333-167667**

Dear Mr. Clark:

We have reviewed the amendment to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your financial statements and related disclosures as necessary to comply with Rule 8-08 of Regulation S-X at the time of effectiveness.

2. We note your response to comment one in our letter dated July 21, 2010. Please revise your registration statement to state, as you do in your response letter, that your business plan does not include engaging in, and you have no plans to engage in, a merger or acquisition with any other company, entity or person.

Determination of Offering Price, page 14

3. Please revise the last paragraph of this section to clarify that even if a market maker files an application on your behalf, there is no guarantee that the application will be accepted, your stock will become quoted, or a market for your stock will develop. This comment

also applies to the last paragraph of the Plan of Distribution section. In addition, we note your statement in the last sentence of the Operating Capital and Capital Expenditures Requirements section on page 24 that you anticipate receiving additional capital "once [you] are able to have [y]our securities quoted on a public exchange"; please revise this language to clarify that your securities may never be quoted on a public exchange.

Selling Security Holders, page 15

4. Please include your response to comment 13 in our letter dated July 21, 2010 in your filing.

5. Please include a reference to footnote 13 in the table of selling shareholders.

Description of Business, page 19

6. We cannot locate your revised disclosure in response to comment 16 in our letter dated July 21, 2010 regarding the extent to which you intend to participate in the creation of products. Please tell us where to find this revised disclosure or revise your disclosure accordingly.

7. Please expand your disclosure here to further describe the types of services provided to you by your selling shareholders, with a view to explaining to potential investors at what phase you are in developing and implementing your business plan.

8. We cannot locate your revised disclosure in response to comment 18 in our letter dated July 21, 2010 regarding what types of products you plan to assist in developing. Please revise.

Customers, page 20

9. It does not appear that you revised your disclosure in response to comment 19 in our letter dated July 21, 2010. Please advise or revise.

Wholesale Operations, page 20

10. It does not appear that you revised your disclosure in response to comment 20 in our letter dated July 21, 2010. Please revise your disclosure to describe the nature of the wholesale operations that you intend to develop, including whether you intend to sell or purchase products wholesale, the types of products that you intend to sell or purchase, and the uses for those products.

Doug Clark
Innovative Product Opportunities Inc.
August 12, 2010
Page 3

Product Development, page 20

11. We note your response to comment 21 in our letter dated July 21, 2010. Please further revise your disclosure to clarify the business in which Metro One Development Inc. is engaged, including the types of products and/or services that it provides to its customers, and the types of products and/or services that it has provided and currently provides to you. We also note your response to comment one in our letter dated July 21, 2010, in which you state that Metro One Development Inc. has provided you "with the technical background knowledge with respect to [y]our first product"; however, elsewhere you indicate that you have not yet developed a product or retained clients. Please advise.

Manufacturing and Product Sourcing, page 21

12. We note your response to comment 22 in our letter dated July 21, 2010. Please further revise your disclosure to clarify whether you have identified and/or retained any suppliers and vendors. Please also revise your disclosure to give examples of the types of products you might need to purchase from such suppliers and vendors; in this regard, we note that your primary business appears to be the provision of services as opposed to products.

Financial Statements for the Period Ended December 31, 2009 and March 31, 2010

Note 6 – Subsequent Event, page F11

13. Your response to comment 26 in our letter dated July 21, 2010 indicates that you will provide the requested disclosures in your June 30, 2010 interim financial statements. However, comment 26 also requested that you provide us with certain information, and this information was not included in your response. We therefore reissue a portion of our prior comment. Please explain to us whether you valued these issuances based on the fair value of the consideration received or the fair value of the equity instruments issued, and how you determined which of these was more reliably measurable. If you valued these stock issuances based on the fair value of the equity instruments issued, please explain to us in reasonable detail how you determined the fair value of your stock.

Management's Discussion and Analysis of Financial Condition and Financial Disclosure or Plan of Operation, page 23

Management's Strategic Vision, page 23

14. It does not appear that you revised your disclosure to fully respond to comment 27 in our letter dated July 21, 2010. Accordingly, we re-issue that comment and ask that you elaborate on your overall business strategy, including how you intend to generate revenues. Please detail each step of your business plan, describe the timeline for each step, indicate how much additional capital you will require for each step and how you

will acquire such capital, and indicate how much additional capital you will require in order to fully implement your strategic vision and how you will acquire such capital.

Operating Capital and Capital Expenditure Requirements, page 24

15. We note your response to comment 30 in our letter dated July 21, 2010. However, it does not appear that you disclosed the amounts that your chief executive officer has committed to advance to you, including the expected timing of receipt of such amounts and the terms of such commitments.

16. Please also clarify whether and how much you will require to be able to implement your business plan if all of your cash resources will be devoted to legal, accounting and related services. You indicate that cash used for other expenditures is expected to be minimal, however, we presume that you will have expenses associated with obtaining customers and doing work for customers. Please revise to clarify.

Biographies of Executive Officers and Directors, page 25

17. Please revise your disclosure to clarify the type of business in which each of DC Design Inc. and Six Points Plastics is engaged, whether Mr. McLean has been employed with Charbuster Inc. for at least the past five years, and the qualifications, attributes and skills of Mr. Clark that led to the conclusion that he should serve as a director. In addition, the last sentence of Mr. Strummer's biography is unclear; please revise to clarify its meaning.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities, page 29

18. It does not appear that you revised your disclosure in response to comment 34 in our letter dated July 21, 2010. Accordingly, we re-issue that comment.

Dealer Prospectus Delivery Obligation, page 29

19. The second paragraph of this section should appear on the outside front cover page of the prospectus pursuant to Item 501(b)(10) of Regulation S-K. Please revise accordingly.

Undertakings, page 31

20. It does not appear that you revised your disclosure in response to comment 37 in our letter dated July 21, 2010. Accordingly, we re-issue that comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 5551-3264, or me at (202) 551-3720 with any other questions.

                    Sincerely,

                    H. Christopher Owings
                    Assistant Director

cc: Peter J. Gennuso, Esq.
       Via Facsimile